FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Integra Resources Corp.

1050 – 400 Burrard Street

Vancouver, British Columbia

Canada V6C 3A6

Item 2 Date of Material Change

June 17, 2018

Item 3 News Release

A news release was issued on June 17, 2018 and subsequently filed on SEDAR (the “News Release”).

Item 4 Summary of Material Change

Integra Resources Corp. (“Integra” or the “Company”) announced an updated mineral resource estimate for its DeLamar Project.

Item 5 Full Description of Material Change

Integra has completed an updated National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) global mineral resource estimate on its 100% owned DeLamar Project, comprising the DeLamar deposit and the Florida Mountain deposit, located in southwest Idaho, USA.

The maiden resource estimates on the DeLamar and Florida Mountain deposits completed in January of 2018 were calculated using the drill database inherited from the previous project owners, a subsidiary of Kinross Gold Corp. This inherited drill database consisted of approximately 2,430 drill holes (~251,000 meters of drilling) completed from the mid 1970s to the 1990s. 100% of the maiden mineral resource was reported as inferred mineral resources.

In January 2018, Integra commenced a large exploration program in order to: (1) test and confirm the inferred mineral resource for the purposes of resource conversion and up-grading from inferred to M&I resources; and (2) to expand the resources along the margins of the DeLamar and Florida Mountain deposits.

The updated mineral resource estimate for the DeLamar Project reflects data added through confirmatory drilling, comprehensive relogging of historical drill holes, and continued compilation of historical geological information. This allowed for detailed lithological, structural, and oxidation modeling, as well as the completion of new metallurgical test-work, all of which forms the basis of the updated mineral resource estimate. Additionally, further detailed documentation of the final pit topographies was sourced and used to created high-confidence ‘as-built’ surfaces of all of the historical open pits at the DeLamar Project. The entirety of this new information, coupled with the overall tight-spaced historical drilling, led to the re-classification of a large proportion of the DeLamar Project mineral resources to M&I resources.

Incorporated in the global mineral resource estimate update along with the inherited drill databases are 93 drill holes, representing roughly 30,000 meters of drilling conducted by Integra since Q1 2018. Resource work for this update was completed by Mine Development Associates (“MDA”) of Reno, Nevada, under the supervision of Michael Gustin, an independent Qualified Person under NI-43-101.

DeLamar Project Mineral Resources

Table 1. DeLamar Deposit Gold and Silver Resources

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t	oz AuEq
						AuEq

Measured	14,481,000	0.51	238,000	36.4	16,942,000	0.98	456,000
Indicated	105,140,000	0.39	1,334,000	23.4	79,241,000	0.69	2,354,000
Measured + Indicated	119,621,000	0.41	1,572,000	25.1	96,183,000	0.73	2,810,000
Inferred	21,291,000	0.39	266,000	15.2	10,418,000	0.59	401,000

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Oxidized and transitional mineral resources are reported at a 0.2 g AuEq/t cut-off in consideration of potential open-pit mining and heap-leach processing. Unoxidized mineral resources are reported at a 0.3 g AuEq/t cut-off in consideration of potential open pit mining a milling / agitated leaching or flotation processing. The mineral resources are constrained by pit optimizations.

3. Gold equivalent grades were calculated using the metal prices and recoveries presented elsewhere in this material change report.

4. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

5. The effective date of the mineral resources is May 1, 2019.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Table 2. Florida Mountain Deposit Gold and Silver Resources

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t	oz AuEq
						AuEq

Measured	1,597,000	0.63	32,000	15.3	784,000	0.83	42,000
Indicated	51,147,000	0.47	772,000	11.9	19,547,000	0.62	1,024,000
Measured + Indicated	52,744,000	0.47	804,000	12.0	20,331,000	0.62	1,066,000
Inferred	6,975,000	0.34	77,000	8.1	1,822,000	0.44	100,000

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Oxidized and transitional mineral resources are reported at a 0.2 g AuEq/t cut-off in consideration of potential open-pit mining and heap-leach processing. Unoxidized mineral resources are reported at a 0.3 g AuEq/t cut-off in consideration of potential open pit mining a milling / agitated leaching or flotation processing. The mineral resources are constrained by pit optimizations.

3. Gold equivalent grades were calculated using the metal prices and recoveries presented elsewhere in this material change report.

4. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

5. The effective date of the mineral resources is May 1, 2019.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Table 3. DeLamar Project Global (DeLamar + Florida Mountain) Gold and Silver Resources

Classification	Tonnes	g/t Au	oz Au	g/t Ag	oz Ag	g/t	oz AuEq
						AuEq

Measured	16,078,000	0.52	270,000	34.3	17,726,000	0.96	498,000
Indicated	156,287,000	0.42	2,106,000	19.7	98,788,000	0.67	3,377,000
Measured + Indicated	172,365,000	0.43	2,376,000	21.0	116,514,000	0.70	3,875,000
Inferred	28,266,000	0.38	343,000	13.5	12,240,000	0.55	500,000

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Oxidized and transitional mineral resources are reported at a 0.2 g AuEq/t cut-off in consideration of potential open-pit mining and heap-leach processing. Unoxidized mineral resources are reported at a 0.3 g AuEq/t cut-off in consideration of potential open pit mining a milling / agitated leaching or flotation processing. The mineral resources are constrained by pit optimizations.

3. Gold equivalent grades were calculated using the metal prices and recoveries presented elsewhere in this material change report.

4. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

5. The effective date of the mineral resources is May 1, 2019.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

Project Sensitivity Analysis

Tables summarizing the grade and tonnage relationships at varying cut-off grades and oxidation states at the DeLamar deposit are linked below:

Tables summarizing the grade and tonnage relationships at varying cut-off grades and oxidation states at the Florida Mountain deposit are linked below:

FLORIDA MOUNTAIN AREA GOLD AND SILVER RESOURCES (effective date: May 1, 2019)

Measured					Indicated					Measured + Inidicated				
Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
1,597,000	0.63	32,000	15.3	784,000	51,147,000	0.47	772,000	11.9	19,547,000	52,744,000	0.47	804,000	12.0	20,331,000

Inferred				
Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
6,975,000	0.34	77,000	8.1	1,822,000

[1] Oxidized and transitional resources tabulated at a 0.2 g AuEq/t cutoff; unoxidized resources tabulated at a 0.3 g AuEq/t cutoff; resources constrained by an optimized pit.
[2] Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[3] Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content. rounding may cause apparent discrepancies.
[4] The estimate of mineral resources may be materially effected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

FLORIDA MOUNTAIN AREA IN-PIT OXIDIZED MINERALIZATION AT VARIOUS CUTOFFS

	Measured					Indicated					Measured + Inidicated				
Cutoff (g AuEq/t)	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
0.20	***54,000***	***0.74***	***1,000***	***11.3***	***20,000***	***11,684,000***	***0.41***	***154,000***	***11.1***	***4,156,000***	***11,738,000***	***0.41***	***155,000***	***11.1***	***4,176,000***
0.30	38,000	0.95	1,000	14.0	17,000	7,392,000	0.53	126,000	13.6	3,230,000	7,430,000	0.53	127,000	13.6	3,247,000
0.40	25,000	1.30	1,000	17.2	14,000	4,809,000	0.66	103,000	16.1	2,485,000	4,834,000	0.67	104,000	16.1	2,499,000
0.50	19,000	1.60	1,000	19.0	12,000	3,259,000	0.80	84,000	18.6	1,944,000	3,278,000	0.81	85,000	18.6	1,956,000
0.75	13,000	2.14	1,000	22.2	9,000	1,472,000	1.16	55,000	24.3	1,149,000	1,485,000	1.17	56,000	24.3	1,158,000
1.00	8,000	2.92	1,000	25.6	7,000	797,000	1.53	39,000	28.2	723,000	805,000	1.54	40,000	28.2	730,000

	Inferred				
Cutoff (g AuEq/t)	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
0.20	***2,771,000***	***0.31***	***27,000***	***7.1***	***633,000***
0.30	1,325,000	0.42	18,000	8.8	376,000
0.40	676,000	0.55	12,000	10.1	220,000
0.50	373,000	0.67	8,000	12.4	149,000
0.75	127,000	0.93	4,000	18.8	77,000
1.00	47,000	1.24	2,000	24.9	37,000

FLORIDA MOUNTAIN AREA IN-PIT TRANSITIONAL MINERALIZATION AT VARIOUS CUTOFFS

	Measured					Indicated					Measured + Inidicated				
Cutoff (g AuEq/t)	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
0.20	***1,096,000***	***0.68***	***24,000***	***17.3***	***608,000***	***29,828,000***	***0.45***	***432,000***	***11.6***	***11,147,000***	***30,924,000***	***0.46***	***456,000***	***11.8***	***11,755,000***
0.30	886,000	0.79	22,000	20.0	568,000	20,036,000	0.57	368,000	14.1	9,103,000	20,922,000	0.58	390,000	14.4	9,671,000
0.40	676,000	0.94	20,000	23.7	516,000	13,394,000	0.71	306,000	16.8	7,218,000	14,070,000	0.72	326,000	17.1	7,734,000
0.50	515,000	1.12	18,000	28.1	466,000	9,306,000	0.86	256,000	19.4	5,799,000	9,821,000	0.87	274,000	19.8	6,265,000
0.75	273,000	1.65	14,000	40.2	354,000	4,362,000	1.24	174,000	25.9	3,635,000	4,635,000	1.27	188,000	26.8	3,989,000
1.00	170,000	2.21	12,000	50.3	275,000	2,398,000	1.65	128,000	32.3	2,487,000	2,568,000	1.69	140,000	33.5	2,762,000

	Inferred				
Cutoff (g AuEq/t)	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
0.20	***2,814,000***	***0.33***	***30,000***	***7.4***	***668,000***
0.30	1,451,000	0.44	21,000	9.4	440,000
0.40	801,000	0.56	14,000	11.6	298,000
0.50	452,000	0.68	10,000	14.3	208,000
0.75	143,000	1.04	5,000	20.7	95,000
1.00	61,000	1.43	3,000	27.2	53,000

FLORIDA MOUNTAIN AREA IN-PIT OXIDIZED + TRANSITIONAL MINERALIZATION AT VARIOUS CUTOFFS

	Measured					Indicated					Measured + Inidicated				
Cutoff (g AuEq/t)	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
0.20	***1,150,000***	***0.68***	***25,000***	***17.0***	***628,000***	***41,512,000***	***0.44***	***586,000***	***11.5***	***15,303,000***	***42,662,000***	***0.45***	***611,000***	***11.6***	***15,931,000***
0.30	924,000	0.80	23,000	19.7	585,000	27,428,000	0.56	494,000	14.0	12,333,000	28,352,000	0.57	517,000	14.2	12,918,000
0.40	701,000	0.95	21,000	23.5	530,000	18,203,000	0.70	409,000	16.6	9,703,000	18,904,000	0.71	430,000	16.8	10,233,000
0.50	534,000	1.13	19,000	27.8	478,000	12,565,000	0.84	340,000	19.2	7,743,000	13,099,000	0.85	359,000	19.5	8,221,000
0.75	286,000	1.67	15,000	39.4	363,000	5,834,000	1.22	229,000	25.5	4,784,000	6,120,000	1.24	244,000	26.2	5,147,000
1.00	178,000	2.24	13,000	49.2	282,000	3,195,000	1.62	167,000	31.3	3,210,000	3,373,000	1.66	180,000	32.2	3,492,000

	Inferred				
Cutoff (g AuEq/t)	Tonnes	g Au/t	oz Au	g Ag/t	oz Ag
0.20	***5,585,000***	***0.32***	***57,000***	***7.2***	***1,301,000***
0.30	2,776,000	0.43	39,000	9.1	816,000
0.40	1,477,000	0.55	26,000	10.9	518,000
0.50	825,000	0.67	18,000	13.4	357,000
0.75	270,000	0.99	9,000	19.8	172,000
1.00	108,000	1.34	5,000	26.2	90,000

Resource Estimation Methodology and Parameters

• The global gold and silver mineral resources at the DeLamar Project were modeled and estimated by:

o evaluating the drill data statistically;

o creating low-, medium- and high-grade mineral-domain polygons for both gold and silver on sets of cross sections spaced at 30-meter intervals;

o pushing the sectional mineral-domain polygons three-dimensionally to the drill data within each sectional window;

o slicing the three-dimensional mineral-domain polygons along 6-meter-spaced horizontal and vertical planes and using these slices to recreate the gold and silver mineral-domain polygons on level plans and long sections, respectively;

o coding a block model to the gold and silver domains for each of the two deposit areas using the level-plan and long-section mineral-domain polygons;

o analyzing the modeled mineralization geostatistically to aid in the establishment of estimation and classification parameters; and

o interpolating grades into models comprised of 6x6x6-meter blocks using the gold and silver mineral domains to explicitly constrain the grade estimations.

• The DeLamar deposit and Florida Mountain deposit mineral resources have been constrained to lie within optimized pit shells created using metal prices of USD $1,400/ounce of gold and USD $18/ounce of silver. For reporting purposes within this material change report, these metal prices were also used to calculate the gold equivalent grades and gold equivalent ounces disclosed in this material change report, with the formula g/t AuEq = g/t Au + (g/t Ag ÷ 77.7).

• Additional inputs for the pit-optimizations include: Mining - $2.20/tonne mined, Heap Leaching - $3.35/tonne; Milling and Agitated Leach - $11.00/tonne processed, Flotation - $11.25/tonne for on- and off-site processing; G&A - $4,000,000/year, and Tonnes per year processed - 5,250,000. Gold / Silver Recoveries are as follows: Heap Leach Oxide - 85% / 45%; Heap Leach Transitional - 80% / 40%; Flotation (DeLamar Unoxidized) - 90% / 95%; Milling and Agitated Leach (Florida Mountain Unoxidized) - 86% / 63%.

• The optimization parameters yield a 0.3 g/t AuEq cut-off for processing of the unoxidized materials, and a heap-leach cut-off of 0.11 g/t AuEq. Given that the historical assay data were predominantly generated with a 0.17 g/t Au detection limit, there is insufficient precision at the low cut-off grade calculated for the heap-leach scenario to justify its use. The heap-leach optimizations were therefore completed using a 0.2 g/t AuEq minimum- grade override.

• The DeLamar Project global mineral resources are defined by applying cut-offs of 0.2 g/t AuEq for oxidized + transitional materials lying within the optimized pits and 0.3 g AuEq/t for unoxidized materials lying within the optimizations. These gold equivalencies use the formula g/t AuEq = g/t Au + (g/t Ag/Factor, with the Factor reflecting metal recoveries by oxidation in addition to metal prices. The Factors by oxidation type are as follows - oxidized: (1,400 x .85) ÷ (18 x .45) = 147; transitional: (1,400 x .80) ÷ (18 x .40) = 156; DeLamar deposit unoxidized: (1,400 x .90) ÷ (18 x .95) = 74; Florida Mountain deposit unoxidized: (1,400 x .86) ÷ (18 x .63) = 106.

• All resources are pit constrained with an average overall strip ratio of 1.83:1 (2.05:1 for the DeLamar deposit, and 1.31:1 for the Florida Mountain deposit).

• The DeLamar deposit resource estimate is based on 1,528 historical reverse circulation holes and diamond core holes, as well as 83 reverse circulation and core holes drilled by Integra. For the Florida Mountain deposit, Integra added 10 core holes to the 1,074 historical reverse circulation holes and core holes used in the resource estimation. The historical holes at the DeLamar Project were drilled from the mid 1970s to the late 1990s.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the DeLamar Project, including insertion of duplicate, blank and standard samples into the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this material change report has been verified and approved by E. Max Baker PhD. (FAusIMM), Integra’s Vice President Exploration, of Reno, Nevada, a "qualified person" within the meaning of NI 43- 101. The mineral resource estimates were prepared by Mine Development Associates of Reno, Nevada under the supervision of Michael Gustin. Mr. Gustin is a Qualified Person and is independent of the Company as defined by NI 43-101.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

Item 7 Omitted Information

N/A

Item 8 Executive Officer

George Salamis, President and CEO, georgesalamis@integraresources.com

Item 9 Date of Report

June 21, 2019

This material change report contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this material change report. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this material change report, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and PEA; future growth potential of Integra; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company’s business; the Company’s formative stage of development; the Company’s financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this material change report are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this material change report and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.